EXHIBIT (A)(14)

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                           [Tredegar Industries logo]

                                January 16, 1998

TO PARTICIPANTS IN THE TREDEGAR INDUSTRIES, INC.
  EMPLOYEE STOCK PURCHASE PLAN

     Tredegar Industries, Inc. is offering to purchase up to 1,250,000 shares, or approximately 10.1% of the currently outstanding shares, of its common stock (the "Shares") from existing shareholders. The price will not be in excess of $65.00 nor less than $58.00 per Share. As a participant in Tredegar's Employee Stock Purchase Plan, you will be able to tender Shares in your plan account.

     The enclosed memorandum to Employee Stock Purchase Plan participants contains information regarding the tender offer that is relevant to Employee Stock Purchase Plan participants. Also enclosed with this letter is the election form that all Employee Stock Purchase Plan participants must complete and return to the plan custodian by February 11, 1998, if they wish to tender their Employee Stock Purchase Plan Shares.

     I encourage you to read carefully the memorandum, the election form and the other enclosed materials, including the Offer to Purchase. Neither Tredegar nor our Board of Directors makes any recommendation to any Employee Stock Purchase Plan participant whether to tender all or any Shares in the Employee Stock Purchase Plan. Each Employee Stock Purchase Plan participant should independently decide whether to tender Shares, taking into account his or her personal circumstances. Your decision will not affect in any way the terms of your employment by Tredegar.

     As an Employee Stock Purchase Plan participant, you will have the opportunity to sell your plan Shares at a price greater than market prices prevailing prior to announcement of the offer. On January 13, 1998, the last trading day prior to the announcement of the offer, the closing price per share for Tredegar's common stock on the New York Stock Exchange ("NYSE") was $58.94. On January 15, 1998, the last trading day prior to the commencement of the offer, the closing price per share for Tredegar's common stock on the NYSE was $64. Tredegar is conducting the offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the lowest price within the specified price range at which you are willing to sell your Shares to Tredegar. Tredegar will pay the same per Share price (the "Purchase Price") for all Shares it purchases in the offering. If the number of Shares properly tendered is equal to or less than the number of Shares the Company seeks to purchase through the offer, the Purchase Price will be the highest price of those specified by tendering shareholders.

     If tendering shareholders properly tender more than the number of Shares Tredegar seeks to purchase through the offer, Tredegar will take into account the number of Shares so tendered and certain other factors described in the Offer to Purchase and select the Purchase Price that will allow Tredegar to buy the number of Shares that it seeks to purchase through the offer. In such circumstances, Tredegar would not purchase the Shares of any tendering shareholder who specified a price per Share above the Purchase Price.

     The enclosed Offer to Purchase and accompanying materials contain a substantial amount of information and may seem complicated. Tredegar has retained Georgeson & Company as the information agent to provide assistance with any questions you may have concerning these materials. Please feel free to call Georgeson at (800) 223-2064.

                                         Sincerely,
                                         /s/ John D. Gottwald
                                         -----------------------------
                                         John D. Gottwald
                                         President and Chief Executive Officer